CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF                                                                   Toll Free 1.800.667.1870                                                                                        www.canalaska.com

EXPLORATION UPDATE – ATHABASCA URANIUM PROJECTS

ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC, October 24, 2005 – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to report extensive progress on the ongoing exploration programs for its Athabasca Basin uranium properties.  This summer, the Company employed a total complement of over 40 staff, operating from three camps and a marine base.  Further airborne surveys are now underway, and detailed ground geophysics has just completed profiling drill targets.

Highlights:

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Drill targets at Helmer and West McArthur defined by multiple surveys

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Airborne targets at and below unconformity confirmed by ground geophysics

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Ground surveys show low resistivity patterns, typical of alteration in Athabasca sandstones, associated with basement conductors

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Pitchblende pebbles and high grade boulders in North East Project lead to uranium-bearing outcrops

Helmer Lake Project

Extensive field sampling of surface samples, coupled with airborne geophysics has provided priority targets for detailed ground geophysics.  These ground surveys have identified highly anomalous resistivity responses both within the Athabasca sandstone cover rock and the underlying unconformity.  Areas of coincident geophysical and geochemical response are planned to be drill tested in early 2006 to look for any uranium mineralization associated with the alteration.

News Release

October 24, 2005

Horizontal Resistivity Sections
50,000 ohm-metres
18,000
6,000
2,000
1,000
300
100
Depth Slices
400m Above Unconformity (Depth -400m)
200m Above Unconformity (Depth -600m)
Near Unconformity (Depth -800m)
Cameco
West McArthur Project
Arnold Project
MC-1
MC-2
MC-3
MC-4
MC-5
MC-6
McArthur River Mine
Cogema
Cameco / Cogema
0
5
Kilometres
ATHABASCA BASIN
WEST MCARTHUR
ATHABASCA BASIN
CanAlaska Claims
Drill Target Area
Drill Target Areas within the West McArthur Project
Map by Brian King, CanAlaska Ventures Ltd. October, 2005.
Copyright (c) 2005 CanAlaska Ventures Ltd. All Rights Reserved.

West McArthur Project

This extensive project, located 7 – 27 km west of the McArthur River Uranium Mine, has six priority drill target areas. These are derived mainly from the interpretation of the early 2005 Megatem II electromagnetic survey, combined with geology interpreted from aeromagnetic data, and nearby drill holes. Detailed follow-up ground geophysics over the past four weeks has concentrated on direct measurement of alteration within the Athabasca sandstone cover rock over two of these drill target areas.

Preliminary results from the first ground geophysical surveys of rock resistivity have provided strong evidence of alteration within the sandstone cover above basement conductors, from the unconformity to at least 400 metres above the unconformity on the first of four grids (see attached graphic).  President Peter Dasler notes: “This is a most significant confirmation of a hydrothermal alteration system directly related to the Megatem electromagnetic discoveries.  We are surprised at the quality of the data defining the first zone surveyed (MC-1, see attached graphic).  In the next weeks, we expect to receive airborne gravity data to further profile the zones.  We eagerly await the opportunity to drill test the targets.”

News Release

October 24, 2005

North East Projects

Uranium assays continue to be received from sampling and mapping of boulder fields and uranium rich outcrops.  In addition, previous assay results continue to be supported, with localized zones of uranium enrichment discovered up-ice of extensive boulder trains.  Threshold values of 0.2% U3O8  (4 lbs/ton) are regularly exceeded, with the highest outcrop values ranging from 0.5 – 0.8% U3O8, and boulders from 2% - 11% U3O8.  Pitchblende pebbles have been recovered in several locations along the Maguire Lake trend.

Extensive lake sampling has highlighted several domains of uranium enrichment, some associated with identified uranium zones, and some not yet explored.  The Company is looking for high-grade basement hosted lenses and replacement systems at shallow depths as well as areas amenable to bulk mining.

Western Lake Projects

Airborne Megatem II and VTEM surveys have been completed over all of the initial lake covered targets.  Preliminary data plots show multiple trends, offsets and conductive zones.  Final processed data will be used to model target areas.  Experimental seismic surveys on Lake Athabasca have also successfully detailed large offset structures and geological features that coincide with initial airborne target areas.  Modeling has indicated the Athabasca unconformity to depths of over 300 metres.  Additional detailed survey work is planned for 2006.

Over the next three months, CanAlaska expects to have all summer/fall field data compiled.  Discussions have begun with prospective joint venture partners for participation on some of the Company’s projects.  Currently, the Company is finalizing its first project option agreement with Northwestern Mineral Ventures Inc. on the Waterbury Project.

The person responsible for this release is Peter Dasler, P.Geo, President.  Project data relating to the above survey results is also available on the Company’s website at www.canalaska.com.

Investor Contact: Emil Fung: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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News Release

October 24, 2005